SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For January 2020

Commission File Number 0-28800

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DRDGOLD Limited

1 Sixty Jan Smuts Building, 2nd Floor-North Tower

160 Jan Smuts Avenue, Rosebank

 South Africa, 2196

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☑

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of January 2020, incorporated by reference herein:

Exhibit

99.1     Release dated January 10, 2020, “EXERCISE OF THE OPTION BY SIBANYE-STILLWATER”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: January 10, 2020                                         By: /s/ Riaan Davel

                                                                                        Name: Riaan Davel

                                                                                        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

ISIN: ZAE000058723

JSE share code: DRD

NYSE trading symbol: DRD

(“DRDGOLD” or the “Company”)

EXERCISE OF THE OPTION BY SIBANYE-STILLWATER

DRDGOLD shareholders (“Shareholders”)  are referred to the circular to Shareholders, dated 26 February 2018 (“Circular”) regarding the acquisition by DRDGOLD of selected surface processing plants and tailings assets from Sibanye Gold Limited, trading as Sibanye-Stillwater (“Sibanye-Stillwater”), (the “Transaction”).

DRDGOLD is pleased to advise that, pursuant to the Transaction, on 8 January 2020, Sibanye-Stillwater exercised the option granted to it to subscribe for such number of new ordinary shares in the share capital of DRDGOLD (“Shares”) for cash as will result in Sibanye-Stillwater holding in aggregate 50.1% of all Shares in issue (including treasury shares) (“Option”).

Accordingly, Sibanye-Stillwater will subscribe for 168 158 944 Shares (“Subscription Shares”) at an aggregate subscription price of R1 085 590 116, on 22 January 2020. The Subscription Shares will be allotted and issued at a price of R6.46 per Share, being a 10% discount to the 30-day volume weighted average traded price of a Share on the day immediately prior to the date of exercise of the Option.

DRDGOLD’s CEO, Niël Pretorius, commented: “Sibanye-Stillwater has been our largest shareholder for just over 17 months now and its support has been invaluable in the success of our implementation of the first phase of development of Far West Gold Recoveries. This latest transaction marks the single largest investment that has ever been made by an individual shareholder in the capital of our company, and it bears testimony to a shared vision for the future of our enterprise. It will come in very handy in accelerating the further unlocking of value in DRDGOLD’s business and will go a long way to fund the early-stage development of Far West Gold Recoveries Phase 2.”

Johannesburg

10 January 2020

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